Exhibit 99.1

Volvo: Invitation to Press and Tele Conference

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 27, 2007—Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) hereby invites the media to a press conference on Friday, May 11 in conjunction with the release of the Volvo Group's report on the first quarter 2007.

Time: 10.00 hrs AM CET
Place: Sparvagnshallarna Birger Jarlsgatan 57 A,
113 81 Stockholm
Tel +46 8 15 22 44

Volvo will be represented at the press conference by CEO Leif Johansson, among other Volvo executives. Volvo's report is scheduled to be released at about 8.00 AM CET on May 11. The press conference will be webcast via the Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. For those who wish to participate in the press conference by telephone, please call +44 (0)20 7108 63 03 (UK) or +46 (0)8 506 269 30 (Sweden) 5-10 minutes prior to the start.

Analyst tele conference at 2.30 PM CET

The numbers that apply are +1 866 676 5869 (US) or +46 (0)8 506 269 04 (Sweden). The tele conference will be webcast on www.volvo.com. To download the presentation please go to www.volvo.com. For replay please go to www.volvo.com under investors.

Welcome!

April 27, 2007

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27